DANIEL M. MILLER
Partner
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

November 12, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Trillium Therapeutics Inc.
Amendment No. 1 to Registration Statement on Form 20-F
Filed October 3, 2014
File No. 001-36596

Dear Sirs and Mesdames:

On behalf of our client, Trillium Therapeutics Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated November 5, 2014 (the “Comment Letter”), in respect of the above noted filing (the “Form 20-F”). The Company’s responses below are keyed to the heading and comment number contained in the Comment Letter.

November 12, 2014

Notes to the Consolidated Financial Statements
10. Share capital, Page F-16

1.

Please refer to your response to comment four. Provide us further detail as to how you concluded that the peer companies used in your analysis were similar to you. The majority of the peer companies appear to be involved in the regenerative medicine and stem cell therapy business. Since you ceased all activities related to regenerative stem cell products please tell us how you concluded that the identified companies were in the same industry as you. Also tell us how you considered the peer companies selected similar in size and development stage to you and why you didn’t use your own historical volatility for some period of time.

Based on the completion of the restructuring and refocusing of the business that began in 2011 and concluded in 2013, the Company transformed from a regenerative medicine company to an immuno-oncology company. This resulted in significant changes in its business and the Company concluded that its past share price behavior was not likely to be representative of future share price behavior. Therefore, the Company adopted an approach similar to newly-listed entities and used a peer group volatility.

In the Comment Letter, the Staff asked how the Company concluded that the peer companies were in the same industry given the Company had exited the regenerative medicine business. The Company respectfully notes that in retrospect the Company should have more rigorously challenged its selected peer group given the change in business focus.

The Company’s focus now is cancer drug development, and has developed the below comparable group. In the determination of its comparable peer group, the Company first prioritized selection of cancer drug companies, and then companies with comparable market capitalizations, and finally companies at development stages that are most similar to the Company’s. This process resulted in the Company identifying 11 peer companies that meet these criteria and which constitute its revised comparable group.

November 12, 2014

The comparable oncology companies used, their exchange and ticker symbol, market capitalization and stage of development is outlined in the table below.

Comparable Company	Ticker	Market Cap in $Millions	Stage of Development
Cleveland BioLabs	NDQ:CBLI	26	Phase I oncology company
Bioniche Life Sciences	TSX:BNC	35	Preclinical, phase III oncology
ImmunoCellular Therapeutics	NYSE:IMUC	40	Phase I and II immuno-oncology company
GTX Inc.	NDQ:GTXI	44	Phases I through III oncology company
OxiGene	NDQ:OXGN	45	Preclinical, phase I, phase II oncology company
OncoGenex	NDQ:OGXI	47	Phase I through III oncology company
Immunovaccine	TSXV:IMV	56	Preclinical, phase I immuno-oncology company
Cel-Sci Corp	NDQ:CVM	58	Phase I and III and preclinical immuno- oncology
Oncolytics	TSXC:ONC	59	Multiple phase I and II trials, immuno- oncology
Arqule	NDQ:ARQL	67	Phase I and III oncology company
Lorus Therapeutics	TSX:LOR	84	Preclinical, phase I immuno-oncology company

The Comment Letter also asked why the Company did not use its historical volatility for some period of time. The Company has reassessed this and concluded that it would be appropriate to use one year of historical data, as its conversion to an oncology company was completed in mid-2013. The Company investigated the available guidance on how to integrate its historical volatility as it becomes available with its peer volatility. The Company found no guidance on this matter either within IFRS or in interpretations of IFRS. The Company is aware of US interpretive literature that recommends using a horizon-based weighted method, whereby historic volatility replaces peer group volatility as the historical volatility becomes available. For example, with an expected option life of seven years and only one year of historical volatility available, the volatility would be calculated using 1/7th of one year historical volatility and 6/7th of the peer group’s seven year volatility. The Company proposes adopting the horizon-based weighted method, which when used in conjunction with the revised peer group renders a weighted average volatility of 89.7% .

November 12, 2014

The revised volatility calculations are as follows:

Comparable Company	5.0 Year Volatility	5.5 Year Volatility	6.0 Year Volatility	6.5 Year Volatility	7.0 Year Volatility
Cleveland BioLabs	72.4	78.6	81.4	92.3	90.0
Bioniche Life Sciences	69.9	67.0	70.1	73.4	68.2
ImmunoCellular Therapeutics	104.6	112.7	120.5	122.5	122.1
GTX Inc.	101.2	93.8	88.7	87.0	84.9
OxiGene	90.9	89.2	86.2	83.9	81.4
OncoGenex	64.5	96.0	89.5	87.7	110.5
Immunovaccine	137.4	128.6	137.1	135.1	136.5
Cel-Sci Corp	85.4	86.3	86.5	84.8	81.9
Oncolytics	56.5	60.6	59.3	58.7	60.6
Arqule	62.7	65.1	70.6	69.3	68.0
Lorus Therapeutics	99.9	89.1	100.0	96.3	94.8
Average Volatility	85.9	87.9	90.0	90.1	90.8
Trillium Therapeutics – one year	95.4	95.4	95.4	95.4	95.4
Horizon approach to combining volatility:
Trillium Therapeutics	1/5	2/11	1/6	2/13	1/7
Peer Group	4/5	9/11	5/6	11/13	6/7
Final Volatility	87.8	89.3	90.9	90.9	91.5

At the time the Company reviewed its volatility assumptions, it also critically challenged the other assumptions used to compute the value of its options. The Company has used an expected option life of seven years as it lacks relevant historical data. The IFRS does not provide any specific guidance on methodology for calculating expected life where there is a lack of relevant historical data, and the Company has identified minimal relevant interpretive guidance under IFRS. Therefore, the Company has considered the guidance in ASC 718-10-S99, and in particular the simplified method in Question 6 therein. After this further review and consideration, the Company determined that given the lack of historical data available, the expected life should be computed based on the “simplified method”. The Company’s stock options are straightforward (time based vesting with fixed exercise price and expiration) but the Company does not have reliable historical data and alternative information to determine expected life, given that minimal options have been exercised in the Company’s history. Based on the Company’s analysis, it determined that it should modify its prior expected life assumption, and instead adopt the “simplified method”. The stock options granted in the second quarter of 2014 vest in instalments: 1/3 immediately, and 1/6 at each of the next four annual anniversaries. Under the “simplified method”, the estimated life of each tranche is determined by the midpoint of the vesting term and the contractual life of the tranche. The Company’s stock options have a contractual life of ten years and accordingly the five tranches have estimated lives of 5, 5.5, 6, 6.5, and 7 years respectively. The weighted average expected life under this method is 5.83 years.

November 12, 2014

The impact of the change in volatility to reflect the updated peer group is an increase in share-based compensation expense by $157,608 and $193,119 for the six months ended June 30, 2014 and for the nine months ended September 30, 2014, respectively. The impact of the adopting the “simplified method” of estimating expected life is to decrease the expense by $178,006 and $196,856 for the six months ended June 30, 2014 and for the nine months ended September 30, 2014, respectively. Therefore, the net impact of the change in volatility and adopting the “simplified method” of estimating expected life is to decrease the expense by $20,398 and $3,737 for the six months ended June 30, 2014 and for the nine months ended September 30, 2014, respectively. Given the minimal size of the net adjustment (1.2% of share-based compensation expense for the six months ended June 30, 2014), the Company does not consider this adjustment to be material in nature and proposes to make the adjustment to share-based compensation expense in the fourth quarter of 2014.

*   *   *

On behalf of the Company, we confirm that the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller
Daniel M. Miller

cc:	James Parsons
Trillium Therapeutics Inc.